Filed by: Total Energy Services Inc.
Pursuant to Rule 425 under the Securities Act of 1933, as amended
Subject Company: Savanna Energy Services Corp.
Form F-80 File No.: 333-216354

2550, 300 – 5th Avenue S.W. Calgary, Alberta T2P 3C4 Telephone: (403) 216-3939 Facsimile: (403) 234-8731 Website: www.totalenergy.ca

News Release
March 23, 2017
Total Energy Reaffirms Savanna Shareholder Support For Its Offer
CALGARY, ALBERTA – Total Energy Services Inc. ("Total Energy") announced today that it continues to see strong support for its offer (the "Total Offer") to purchase the outstanding common shares of Savanna Energy Services Corp. ("Savanna"), with a majority of independent Savanna shareholders supporting the Total Offer.
THE TOTAL OFFER REMAINS OPEN FOR ACCEPTANCE UNTIL 11:59 P.M. (PACIFIC TIME) ON MARCH 24, 2017 UNLESS THE TOTAL OFFER IS EXTENDED OR WITHDRAWN BY TOTAL ENERGY.
Several of the Savanna shareholders who have tendered their Savanna common shares to the Total Offer are long-term shareholders of both Savanna and Western Energy Services Corp. ("Western") that have suffered significant value erosion under the current leadership of those companies.  These shareholders understand that combining two over-indebted companies with track records of shareholder value destruction will not result in a financially strong company positioned to deliver industry-leading shareholder returns.
These shareholders further appreciate that the board of directors of Savanna has consistently refused to constructively engage Total Energy, which in turn has prevented Savanna shareholders from realizing maximum value from Total Energy.  The most egregious example of this obstructionist behavior was Savanna’s agreement to a $15 million break fee with Western in exchange for an inferior proposal.  That this proposal was inferior was made very clear by the market and confirmed when Western increased its offer just days later by adding a cash component, which it can ill afford to pay.  Despite this, Savanna’s board thought it appropriate to increase the break fee to $20 million.  Were Total Energy to increase the Total Offer, Savanna would be required to pay this break fee to Western, which would cost Savanna shareholders approximately $0.17 per Savanna share.
Savanna and Western have also suggested that Total Energy is somehow not capable of successfully integrating and operating Savanna’s business.  In response, Total Energy notes the following:
1.	During its 21 year history, Total Energy has successfully completed and integrated approximately 30 acquisitions and achieved the expected synergies while retaining key managers and employees. Total Energy has never recorded a write down in respect of any of those acquisitions, including in respect of goodwill.

2.	Total Energy’s discipline and fiscal prudence during more prosperous times allowed it to look after its employees during the current industry downturn, just as it looked after its shareholders by maintaining its dividend. While Total Energy undoubtedly had to make difficult personnel decisions, unlike most energy services companies, it made the decision to maintain all employee bonus, savings and benefit plans. While Total Energy could have further reduced costs significantly by reducing or eliminating such employee benefits, Total Energy recognizes that people are its most important asset. Such investment has resulted in Total Energy being fully staffed during the current winter season and also resulted in the compensation received by certain divisional management exceeding the compensation received by Total Energy’s President and Chief Executive Officer during 2016.

3.	Total Energy welcomes Savanna’s employees and, consistent with past acquisitions, will recognize past service with Savanna for those employees who continue with Total Energy for purposes of employee savings and benefit plans should the Total Offer be successful.

4.	As previously disclosed, Total Energy estimates that it can achieve at least $10 million of annualized cost synergies over time with the integration of Savanna. Opportunities to realize cost synergies include the elimination of duplicate corporate and public company expenses, purchasing efficiencies and utilization of Total Energy’s extensive owned real estate infrastructure to support Savanna’s existing operations. With the exception of senior Savanna corporate and board personnel, Total Energy has not budgeted for Savanna employee terminations in arriving at its estimated cost savings nor does that estimate include interest savings that might be realized as a result of any refinancing of Savanna’s existing debt.

5.	Western recently suggested that it will realize $20 million in cost synergies without providing any explanation or support for such amount. It seems inconceivable that such savings can be achieved without significant employee terminations, whether such cuts take place at Savanna or Western or both.

6.	Total Energy has been in the contract drilling business since it acquired Chinook Drilling in 2000. Since that time, Chinook Drilling has grown its fleet from three to 18 drilling rigs under the leadership of Rod Rundell, who founded Chinook Drilling in 1997 and continues to serve as General Manager.

7.	While Total Energy has pursued numerous drilling rig acquisition and opportunities during the past 18 years, its discipline and commitment to providing Total Energy’s shareholders with an appropriate return on invested capital has led to measured growth in this division. In 2015, Total Energy hired Bill Kosich as Vice President, Drilling Services, to assist with the continued growth of Chinook Drilling, in part based on Total Energy’s determination that consolidation within the North

American contract drilling industry was necessary and probable.  Like Mr. Rundell, Mr. Kosich has extensive industry experience and prior to joining Total Energy was Chief Operating Officer of CanElson Drilling, a publicly listed contract drilling company with operations in Canada, the United States and Mexico.

8.	During 2016, Western generated $3.6 million of EBITDA with a fleet of 56 drilling rigs and 66 service rigs operating above industry utilization rates. This equates to approximately $29,500 of EBITDA per unit. Compare this to Chinook Drilling, which generated $1.8 million, or 50% of the EBITDA generated by Western, with a fleet of 18 drilling rigs operating below industry utilization rates. This equates to approximately $100,000 of EBITDA per unit. Despite acknowledged economies of scale and the decision to lose market share by not pursuing work at unreasonable prices or taking on unacceptable credit risk, Chinook Drilling outperformed Western by over 300% on an EBITDA per unit basis during 2016.

Savanna shareholders are encouraged to tender to the Total Offer as soon as possible to avoid any intermediary cut off times. If Savanna shareholders have any questions regarding the Total Offer or how to tender their Savanna common shares, they should contact Laurel Hill Advisory Group ("Laurel Hill") at 1-877-452-7184 (Toll Free in North America) or 1-416-304-0211 (Collect Outside North America) or by email at assistance@laurelhill.com.

About Total's Offer to Savanna Shareholders
Full details of the Total Offer are contained in the offer to purchase and associated take-over bid circular, dated December 9, 2016 (the "Original Offer and Circular"), as amended, varied and supplemented (as applicable) by the notice of change and variation dated March 1, 2017 (the "Notice of Change") and the notice of variation dated March 13, 2017 (the "Notice of Variation"). All of those documents are available under Savanna's profile at www.sedar.com and on Total Energy's website at www.totalenergy.ca/savannaoffer. Securityholders of Savanna are urged to read the Original Offer and Circular, the Notice of Change, the Notice of Variation, the Letter of Transmittal that accompanied the Original Offer and Circular, the amended Letter of Transmittal that accompanied the Notice of Change and the Notice of Guaranteed Delivery for the Total Offer (collectively, the "Offer Documents") and to consider the important information set out in those documents. Copies of the Offer Documents may be obtained free of charge at www.sedar.com (under Savanna's profile) and may also be obtained free of charge upon request from the Corporate Secretary of Total Energy, at 2550, 300 – 5th Avenue S.W. Calgary, Alberta T2P 3C4, or from Laurel Hill at the numbers and email address shown above.

Advisors to Total Energy
Total Energy has engaged GMP FirstEnergy to act as its financial advisor and dealer manager. Bennett Jones LLP is acting as Canadian legal advisor and Paul, Weiss, Rifkind, Wharton & Garrison LLP is acting as United States legal advisor in connection with the Total Offer.
Laurel Hill has been retained as information agent for the Total Offer.
Computershare Investor Services Inc. ("Computershare") has been retained as the depositary for the Total Offer. Shareholders of Savanna may contact Computershare by telephone at 1-800-564-6253 (Toll free in North America), or at 1-514-982-7555 (Collect Outside of North America), or by e-mail at corporateactions@computershare.com.
About Total Energy
Total Energy is a growth oriented energy services corporation involved in contract drilling services (Chinook Drilling), rentals and transportation services (Total Oilfield Rentals) and the fabrication, sale, rental and servicing of natural gas compression (Bidell Gas Compression) and process equipment (Spectrum Process Systems).
The Toronto Stock Exchange has neither approved nor disapproved of the information contained herein.
This news release shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of the applicable securities in any jurisdiction in which such an offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.
Total Energy has filed with the U.S. Securities and Exchange Commission ("SEC") a Registration Statement (the "Registration Statement"), which includes the Original Offer and Circular, the First Notice of Change and the Notice of Variation, relating to its offer to Savanna shareholders. TOTAL URGES INVESTORS AND SECURITYHOLDERS TO READ THE REGISTRATION STATEMENT, THE ORIGINAL OFFER AND CIRCULAR, THE FIRST NOTICE OF CHANGE AND THE NOTICE OF VARIATION AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC AND CANADIAN SECURITIES REGULATORY AUTHORITIES, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors may obtain a free copy of the Original Offer and Circular, the Notice of Change and the Notice of Variation and other documents filed by Total Energy with the Canadian securities regulators at www.sedar.com (under the issuer profile for Savanna) and with the SEC at the SEC's website at www.sec.gov. The Original Offer and Circular, the Notice of Change and the Notice of Variation and other documents may also be obtained free of charge from Total's website at www.totalenergy.ca/savannaoffer or upon request made to Total at 2550, 300 – 5th Avenue S.W., Calgary, Alberta T2P 3C4.
Non-IFRS Measures Regarding Total Energy and Western
This News Release includes certain measures with respect to each of Total Energy and Western which are not recognized measures under International Financial Reporting Standards ("IFRS"). These non-IFRS measures do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Non-IFRS measures should never be considered in isolation nor as a substitute for analysis of financial information reported under IFRS.
Forward-Looking Information Cautionary Statement
This News Release contains certain forward-looking information (referred to herein as "forward-looking statements"). Forward-looking statements are often, but not always, identified by the use of words such as "anticipate", "believe", "plan", "scheduled", "intend", "objective", "continuous", "ongoing", "estimate", "expect", "may", "will", "project", "should", or similar words suggesting future events, circumstances or outcomes. In particular, this News Release contains forward-looking information concerning the Total Offer, Total Energy's views with respect to the combined entity (including the financial strength and level of indebtedness of such entity) that would result from the proposed combination of Savanna and Western (the one hand) and the Total Offer (on the other hand), Total Energy's views with respect to payment of the break fee provided for in the arrangement agreement entered into between Savanna and Western, potential benefits of the Total Offer to shareholders of Savanna, Total Energy’s expectations with respect to the retention (including terms of retention) of Savanna employees following successful completion of the Total Offer and expectations with respect to possible cost synergies that may be realized upon completion of the Total Offer.
Forward-looking statements are based upon the opinions and expectations of management of Total Energy as at the effective date of such statements and, in some cases, information supplied by third parties. Although Total Energy believes the expectations reflected in such forward-looking statements are based upon reasonable assumptions and that information received from third parties is reliable, it can give no assurance that those expectations will prove to have been correct. Forward-looking statements are subject to certain risks and uncertainties that could cause actual events or outcomes to differ materially from those anticipated or implied by such forward-looking statements. These risks and uncertainties include, but are not limited to, such things as changes in general economic conditions in Canada, the United States and elsewhere, changes in operating conditions (including as a result of weather patterns), the volatility of prices for oil and natural gas and other commodities, commodity supply and demand, fluctuations in currency and interest rates, availability of financial resources or third-party financing, availability of equipment, materials and personnel, defaults by counterparties under commercial arrangements to which Total Energy or Savanna (or any of their respective affiliates) is a party, an inability to procure regulatory approvals in a timely manner or on terms satisfactory to Total Energy, and new laws and regulations (domestic and foreign). Risks relating specifically to Total Energy's ability to realize anticipated benefits of the proposed combination of Total Energy and Savanna include, but are not limited to: Total Energy's inability to successfully integrate with Savanna following completion of the Offer, including by changing the board of directors of Savanna to consist of nominees of Total Energy. Additional risks to which Total Energy is exposed in the conduct of its business are set out under the heading "Risk Factors" in Total Energy's annual information form for the year ended December 31, 2016 (the "AIF"), and under the heading "Risk Factors" in Total Energy's management's discussion and analysis of results of operations and financial condition for the year ended December 31, 2016 ("Annual MD&A"), each of which has been incorporated by reference in the Original Offer and Circular, has been filed with various securities regulatory authorities in Canada and is available under Total Energy's profile through the SEDAR website at www.sedar.com.
Having regard to the various risk factors, readers should not place undue reliance upon the forward-looking statements contained in this News Release and such forward-looking statements should not be interpreted or regarded as guarantees of future outcomes.
Forward-looking information respecting the Total Offer and the anticipated timing of certain steps or events associated with the Total Offer and potential cost synergies that might be realized as a result of the combination of Total Energy and Savanna is based upon various assumptions and factors, including, in addition to those noted elsewhere in this News Release, publicly reported financial information concerning Savanna, publicly reported information concerning the number of outstanding Savanna common shares and the number of options and other convertible or exchangeable rights and securities issued or granted by Savanna (entitling holders thereof to acquire Savanna common shares), advice from professional advisors with respect to statutorily mandated time frames for various applications and steps/events associated with the Total Offer, that Savanna has made full and accurate disclosure of all material information concerning Savanna in accordance with applicable Canadian securities laws (including disclosure of all material contracts and existing and potential contingent liabilities) and that there have been no recent material adverse changes in the business, affairs, capital, prospects or assets of Savanna.  Forward-looking information respecting the retention (including terms of retention) of Savanna employees following successful completion of the Total Offer is based upon various assumptions and factors, including that Total Energy will be able to follow its historical approach to integration following successful completion of the Total Offer and that procedures and protocols relating to employees of acquired businesses developed by Total Energy in the context of prior acquisition transactions will be appropriate to the integration of Savanna with Total Energy following successful completion of the Total Offer.
Additional risk factors could cause actual results or events to differ materially from the results or outcomes expressed or implied by the forward-looking statements in this News Release. For a discussion regarding such risks, see, in particular, the sections of the Original Offer and Circular entitled "Purpose of the Offer and Plans for Savanna", "Certain Information Concerning Securities of the Offeror", "Regulatory Matters" and "Risk Factors", the risk factor contained in the Notice of Variation on pages 1 – 2 as well as the information contained under the heading "Risk Factors" in each of the AIF and Annual MD&A, incorporated by reference in the Original Offer and Circular.
Total Energy cautions you that the risks described or referenced in this section are not the only ones that could affect the Total Offer or Total Energy. Additional risks and uncertainties not presently known by Total Energy or that Total Energy currently believes are not material may also materially and adversely affect the satisfaction or waiver by Total Energy of any of the conditions of the Total Offer, the successful completion of the Total Offer or the business, operations, financial condition, financial performance, cash flows, reputation or prospects of Total Energy. Except as otherwise indicated by Total Energy, forward-looking statements do not reflect the potential impact of any special initiatives or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur in the future. The financial impact of any such special initiatives or transactions may be complex and will depend on the facts particular to each of them. Total Energy, therefore, cannot describe the expected effects in a meaningful way or in the same way it presents known risks affecting its business. Forward-looking statements are presented herein for the purpose of providing information about Total Energy and the Total Offer and its anticipated impacts.
The forward-looking statements contained in this News Release are made as of the date hereof and Total Energy does not undertake any obligation to update or to revise any of the included forward-looking statements, except as required by applicable securities laws in force in Canada. The forward-looking statements contained in this News Release are expressly qualified by this cautionary statement.
Cautionary Statement Regarding Savanna and Western Information

The information concerning Savanna and Western contained in this News Release has been taken from, or is based upon, publicly available information filed by Savanna and Western, respectively, with various securities regulatory authorities in Canada and is available by accessing Savanna's and Western's issuer profile, respectively, on SEDAR at www.sedar.com and other public sources available as at the date hereof. Total Energy has not had access to the non-public books and records of Savanna or Western and Total Energy is not in a position to independently assess or verify certain of the information in Savanna's or Western's publicly filed documents, including their respective financial statements. Neither Savanna or Western have reviewed this News Release and have not confirmed the accuracy and completeness of the respective information concerning Savanna and Western contained in this News Release. While Total Energy has no reason to believe that such information is inaccurate or incomplete, Total Energy has no means of verifying the accuracy or completeness of any information contained in this News Release that is derived from publicly available information regarding Savanna or Western or whether there has been any failure by Savanna or Western to disclose events or facts that may have occurred or may affect the significance or accuracy of any such information. Neither Total Energy, nor any of the directors or officers of Total Energy, assumes any responsibility for the accuracy or completeness of such information or any failure by Savanna or Western to disclose events or facts which may have occurred or which may affect the significance or accuracy of any such information, but which are unknown to Total Energy or such persons.